SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
AMENDMENT NO. 1
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Name of the Issuer)
MedAire, Inc.

(Name of Person(s) Filing Statement)
MedAire, Inc.
Best Dynamic Services Limited
Gaelic, LLC
Excellus Investments Pte Ltd.
Arnaud P.A. Vaissie
Pascal M.G. Rey-Herme
Laurent Sabourin
Joan Sullivan Garrett

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
U58215101

(CUSIP Number of Class of Securities)
Roger D. Sandeen
Chief Financial Officer
MedAire, Inc.
80 E. Rio Salado Parkway, Suite 610
Tempe, AZ 85281
(480) 333-3700
with a copy to:
Thomas H. Curzon, Esq.
Christopher S. Stachowiak, Esq.
Osborn Maledon, PA
2929 N. Central Avenue, 21st Floor
Phoenix, AZ 85281
(602) 640-9000

(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):
☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$475,000.00	$14.58

*	For purposes of calculating the fee only, this amount assumes the aggregate cash payment of $475,000 by the Issuer to holders of fewer than 5,000 shares of the Issuer’s Common Stock in lieu of fractional shares immediately following a 1-for-5,000 reverse stock split of the Issuer’s Common Stock. The aggregate cash payment is equal to the product of $1.11 per pre-split share and 427,928 pre-split shares, the number of shares held by such holders.

**	Determined pursuant to Rule 0-11 as $475,000.00 multiplied by 0.00003070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION
     This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by MedAire, Inc. (the “Company”), Gaelic, LLC, Best Dynamic Services Limited, Excellus Investments Pte Ltd., Arnaud P.A. Vaissie, Pascal M.G. Rey-Herme, Laurent Sabourin and Joan Sullivan Garrett.
     Concurrently with the filing of this Schedule 13E-3, the Company is filing an information statement (the “Information Statement”) under Regulation 14C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Information Statement is attached hereto as Exhibit A. The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference in its entirety and responses to each Item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Information Statement.
     All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.
Item 1. Summary Term Sheet.
     The information set forth in the Information Statement under the caption “Summary of This Information Statement” is incorporated by reference herein.
Item 2. Subject Company Information.
     (a) Name and Address. MedAire, Inc., a Nevada corporation, is the subject company. Its principal executive office is located at 80 E. Rio Salado Parkway, Suite 610, Tempe, Arizona 85281, and its telephone number is (480) 333-3700.
     (b) Securities. As of October 31, 2007, there were 58,208,598 shares of the Company’s Common Stock issued and outstanding.
     (c) Trading Market and Price. The Company’s Common Stock is traded on the Australian Stock Exchange under the symbol “MDE.” The information set forth in the Information Statement under the caption “Information about the Company—Trading in Our Securities” is incorporated by reference herein.
     (d) Dividends. The information set forth in the Information Statement under the heading “Information About the Company—Dividends” is incorporated by reference herein.
     (e) Prior Public Offerings. None.
     (f) Prior Stock Purchases. None.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. The filing persons are MedAire, Inc. (the subject company ), Gaelic, LLC, Best Dynamic Services Limited, Excellus Investments Pte Ltd., Arnaud P.A. Vaissie, Pascal M.G. Rey-Herme, Laurent Sabourin and Joan Sullivan Garrett.
     The principal business address and business telephone number for the Company is set forth under Item 2(a) of this Schedule 13E-3. The names and business addresses of the Company’s directors, officers and controlling shareholder are set forth in the Information Statement under the headings “Information about the Company—Security Ownership of Certain Beneficial Owners and Management,” which information is incorporated by reference herein.
     The principal business address for Gaelic, LLC is 2448 East Squawbush Place, Phoenix, Arizona 85048 and its business telephone number is (480) 333-3700. The name and business address of the sole manager are: Ms. Sullivan Garrett, MedAire, Inc. c/o MedAire, Inc. 80 E. Rio Salado Parkway, Ste. 610, Tempe, AZ 85281. Gaelic, LLC is an affiliate of the subject Company and is an entity wholly-owned by The Joan Sullivan Garrett Family Trust and a stockholder in Procuro, Inc., the controlling stockholder of the subject Company.
     The principal business address for Best Dynamic Services Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its business telephone number is +65 63309 805. Best Dynamic Services Limited is an affiliate of the subject Company and is an entity which is ultimately controlled by Mr. Sabourin, Mr. Vaissie and Mr. Rey-Herme and a controlling stockholder in Procuro, Inc., the controlling stockholder of the subject Company. The names and business addresses of the Best Dynamic Services Limited directors, officers and controlling stockholders are:
•	Laurent Sabourin, Director, c/o 331 North Bridge Road #17-00 Odeon Towers, Singapore 188720.

•	Arnaud P.A. Vaissie, Director, c/o Sixth Floor, Landmark House, Hammersmith Bridge Road, London W6 9DP, United Kingdom.

•	Pascal M.G. Rey-Herme, Director, c/o 331 North Bridge Road #17-00 Odeon Towers, Singapore 188720.
     The principal business address for Excellus Investments Pte Ltd. is 331 North Bridge Road, #17-00 Odeon Towers, Singapore 188720 and its business telephone number is +65 63309 805. Excellus Investments Pte Ltd. is an affiliate of the subject Company, is an entity which is ultimately controlled by Mr. Sabourin, Mr. Vaissie and Mr. Rey-Herme and is a controlling stockholder in Procuro, Inc., the controlling stockholder of the subject Company. The names and business addresses of the directors, officers and controlling stockholders, are:
•	Laurent Sabourin, Director, c/o 331 North Bridge Road #17-00 Odeon Towers, Singapore 188720.

•	Arnaud P.A. Vaissie, Director, c/o Sixth Floor, Landmark House, Hammersmith Bridge Road, London W6 9DP, United Kingdom.

•	Pascal M.G. Rey-Herme, c/o 331 North Bridge Road #17-00 Odeon Towers, Singapore 188720.
     The business address for Arnaud P.A. Vaissie is Sixth Floor, Landmark House, Hammersmith Bridge Road, London W6 9DP, United Kingdom and his business telephone number is +44 20 8762 8188.
     The business address for Pascal M.G. Rey-Herme is c/o 331 North Bridge Road #17-00 Odeon Towers, Singapore 188720 and his business telephone number is +65 63300 107.
     The business address for Laurent Sabourin is c/o 331 North Bridge Road #17-00 Odeon Towers, Singapore 188720 and his business telephone number is +65 63309 802.
     The business address for Ms. Sullivan Garrett is c/o MedAire, Inc. 80 E. Rio Salado Parkway, Ste. 610, Tempe, AZ 85281 and her business telephone number is (480) 333-3700.
     (b) Business and Background of Entities. The principal business of Procuro, Inc., a Nevada corporation and the Company’s controlling stockholder (“Procuro”), is set forth in the Information Statement under the heading “Information about the Company—Ownership of Our Major Stockholders,” which information is incorporated by reference herein. To the Company’s knowledge, Procuro has not been convicted in a criminal proceeding during the past five years, nor has Procuro been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     The principal business of Best Dynamic Services Limited, a company organized under the laws of the British Virgin Islands, is to hold investments. Best Dynamic Services Limited has not been convicted in a criminal proceeding during the past five years, nor has Best Dynamic Services Limited been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     The principal business of Gaelic, LLC, an Arizona limited liability company, is to hold investments. Gaelic, LLC has not been convicted in a criminal proceeding during the past five years, nor has Gaelic, LLC been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     The principal business of Excellus Investments Pte Ltd., corporation organized under the laws of the Republic of Singapore, is to hold investments. Excellus Investments Pte Ltd. has not been convicted in a criminal proceeding during the past five years, nor has Excellus Investments Pte Ltd. been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. The current principal occupations and material occupations during the past five years of the Company’s officers and directors is set forth in the Information Statement under the heading “Information about the Company—Officers and Directors—The Company,” which information is incorporated by reference herein. None of the Company’s officers or directors have been convicted in a criminal proceeding during the past five years, nor have any of such persons been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The following officers and directors are United States citizens: Terry Giles, Roy Herberger, Sandra Wadsworth, Gregory Bell, James Allen Williams, Joan Sullivan Garrett, Roger Sandeen. The following officers and directors are Australian citizens: Neil Hickson, John Jessup.
     The current principal occupation and material occupations during the past five years of the officers, directors and controlling stockholders of Best Dynamic Services Limited are set forth in the paragraphs below describing such individuals. None of the officers or directors of Best Dynamic Services Limited have been convicted in a criminal proceeding during the past five years, nor have any of such persons been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the officers, directors and controlling stockholders of Best Dynamic Services Limited are French citizens.
•	Laurent Sabourin, Director, c/o 331 North Bridge Road #17-00 Odeon Towers, Singapore 188720.

•	Arnaud P.A. Vaissie, Director, c/o Sixth Floor, Landmark House, Hammersmith Bridge Road, London W6 9DP, United Kingdom.

•	Pascal M.G. Rey-Herme, c/o 331 North Bridge Road #17-00 Odeon Towers, Singapore 188720.
     The current principal occupation and material occupations during the past five years of the officers, directors and controlling stockholders of Excellus Investments Pte Ltd. are set forth in the paragraphs below describing such individuals. None of the officers or directors of Excellus Investments Pte Ltd. have been convicted in a criminal proceeding during the past five years, nor have any of such persons been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the officers, directors and controlling stockholders of Excellus Investments Pte Ltd. are French citizens.
•	Laurent Sabourin, Director, c/o 331 North Bridge Road #17-00 Odeon Towers, Singapore 188720.

•	Arnaud P.A. Vaissie, Director, c/o Sixth Floor, Landmark House, Hammersmith Bridge Road, London W6 9DP, United Kingdom.

•	Pascal M.G. Rey-Herme, c/o 331 North Bridge Road #17-00 Odeon Towers, Singapore 188720.
     The current principal occupation and material occupations during the past five years of Joan Sullivan Garrett, the sole manager of Gaelic, LLC, is set forth in the Information Statement under the heading “Information about the Company—Officers and Directors—The Company,” which information is incorporated by reference herein. Ms. Sullivan Garrett has not been convicted in a criminal proceeding during the past five years, nor has she been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining her from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Ms. Sullivan Garrett is a United States citizen.
     The current principal occupation and material occupations during the past five years of Arnaud P.A. Vaissie is serving as a director of various organizations including Best Dynamic Services Limited and Excellus Investments Pte Ltd. Mr. Vaissie has not been convicted in a criminal proceeding during the past five years, nor has he been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Mr. Vaissie is a French citizen.
     The current principal occupation and material occupations during the past five years of Pascal M.G. Rey-Herme is serving as a director of various organizations including Best Dynamic Services Limited. Mr. Rey-Herme has not been convicted in a criminal proceeding during the past five years, nor has he been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Mr. Rey-Herme is a French citizen.

     The current principal occupation and material occupations during the past five years of Laurent Sabourin is serving as a director of various organizations including Best Dynamic Services Limited and Excellus Investments Pte Ltd. Mr. Sabourin has not been convicted in a criminal proceeding during the past five years, nor has he been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Mr. Sabourin is a French citizen.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Information Statement under the captions “Summary of this Information Statement,” “Special Factors,” “Background of the Stock Split,” “Fairness of the Stock Split to our Stockholders,” “Effects of the Stock Split,” “Description of the Stock Split,” “Financing of the Stock Split” and “Costs of the Stock Split” is incorporated by reference herein.
     (c) Different Terms. All of the persons who own our Common Stock will be treated equally in the Stock Split (as defined in the Information Statement).
     (d) Appraisal Rights. The information set forth in the Information Statement under the caption “Description of the Stock Split—Appraisal Rights” is incorporated by reference herein.
     (e) Provisions for Unaffiliated Security Holders. None. The information set forth in the Information Statement under the caption “Fairness of the Stock Split to our Stockholders—Procedural Fairness to All Stockholders” is incorporated by reference herein.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions. The information set forth in the Information Statement under the caption “Information about the Company—Related Party Transactions” is incorporated by reference herein.
     (b) Significant Corporate Events. The information set forth in the Information Statement under the caption “Information about the Company—Ownership of Our Major Stockholders,” which is incorporated by reference herein, describes a Shareholders Agreement among certain of our major stockholders with respect to the acquisition of our Common Stock by Procuro, Inc., a Nevada corporation and currently our controlling stockholder.
     The information set forth in the Information Statement under the caption “Information about the Company—Related Party Transactions” which is incorporated by reference herein, describes an agreement among certain of our shareholders with respect to the election of directors.
     (c) Negotiations or Contacts. The information set forth in the Information Statement under the captions “Information about the Company—Ownership of Our Major Stockholders,” “Information about the Company—Related Party Transactions” is incorporated by reference herein.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the captions “Information about the Company—Ownership of Our Major Stockholders,” “Information about the Company—Related Party Transactions” is incorporated by reference herein.

Item 6. Purposes of the Transaction and Plans or Proposals.
(b) Use of Securities Acquired. The fractional shares of Common Stock purchased by the Company in the Stock Split (as defined in the Information Statement) will be retired.
(c) Plans.
     (1) None.
     (2) None.
     (3) None.
     (4) None.
     (5) After the effectiveness of the Stock Split (as defined in the Information Statement), the Company will file a Form 15 with the Securities and Exchange Commission to terminate the registration of its Common Stock in the United States. The Company will operate as a private company in the United States, but will retain its listing on the Australian Stock Exchange, allowing those stockholders who remain stockholders following the Stock Split an option for liquidity of their shares.
     (6) The information set forth in the Information Statement under the captions “Summary of This Information Statement,” “Special Factors,” “Effects of the Stock Split” and “Description of the Stock Split” is incorporated by reference herein.
     (7) The information set forth in the Information Statement under the captions “Summary of This Information Statement,” “Special Factors,” “Effects of the Stock Split” and “Description of the Stock Split” is incorporated by reference herein.
     (8) The information set forth in the Information Statement under the captions “Summary of This Information Statement,” “Special Factors,” “Effects of the Stock Split” and “Description of the Stock Split” is incorporated by reference herein.
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes. The information set forth in the Information Statement under the captions “Summary of This Information Statement” and “Special Factors” is incorporated by reference herein.
     (b) Alternatives. The information set forth in the Information Statement under the caption “Special Factors—Strategic Alternatives Considered” is incorporated by reference herein.
     (c) Reasons. The information set forth in the Information Statement under the captions “Background of the Stock Split,” “Special Factors—Reasons for and Purposes of the Stock Split,” “Special Factors—Estimated Annual Savings to Be Realized if the Company Goes Private in the U.S.,” “Summary of This Information Statement—Background” and “Summary of This Information Statement—Fairness of the Stock Split; Reasons for the Stock Split” is incorporated by reference herein.
     (d) Effects. The information set forth in the Information Statement under the caption “Effects of the Stock Split” is incorporated by reference herein.
Item 8. Fairness of the Transaction.
     (a) Fairness. The information set forth in the Information Statement under the captions “Summary of This Information Statement,” “Background of the Stock Split” and “Fairness of the Stock Split to Our Stockholders” is incorporated by reference herein.
     (b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Summary of this Information Statement,” “Background of the Stock Split,” “Effects of the Stock Split” and “Fairness of the Stock Split to Our Stockholders” is incorporated by reference herein.

     (c) Approval of Security Holders. The information set forth in the Information Statement under the caption “Description of the Stock Split—Voting Requirements” is incorporated by reference herein.
     (d) Unaffiliated Representative. The information set forth in the Information Statement under the caption “Fairness of the Stock Split to Our Stockholders—Procedural Fairness to All Stockholders” is incorporated by reference herein.
     (e) Approval of Directors. The information set forth in the Information Statement under the caption “Background of the Stock Split” is incorporated by reference herein.
     (f) Other Offers. None.
Item 9. Reports, Opinions, Appraisals and Negotiations.
     (a) Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Background of the Stock Split” and “Fairness of the Stock Split to Our Stockholders—Opinion of KG Lavine” is incorporated by reference herein.
     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the caption “Fairness of the Stock Split to Our Stockholders” is incorporated by reference herein.
     (c) Availability of Documents. The opinion (the “Opinion”) of Kaulkin Ginsberg Lavine, LLC (“KG Lavine”) will be made available for inspection and copying at our offices during our regular business hours by any of our interested stockholders or a representative thereof who has been so designated in writing. A copy of the Opinion will be sent to any such person upon written request and at the expense of the requesting stockholder.
Item 10. Source and Amounts of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Information Statement under the caption “Financing of the Stock Split” is incorporated by reference herein.
     (b) Conditions. None.
     (c) Expenses. The information set forth in the Information Statement under the caption “Costs of the Stock Split” is incorporated by reference herein.
     (d) Borrowed Funds. None.
Item 11. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Information Statement under the captions “Information about the Company—Security Ownership of Certain Beneficial Owners and Management” and “Information about the Company—Ownership of Our Major Stockholders” is incorporated by reference herein.
     (b) Securities Transactions. The information set forth in the Information Statement under the caption “Information about the Company—Ownership of Our Major Stockholders” is incorporated by reference herein.
Item 12. The Solicitation or Recommendation.
     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement under the captions “Summary of this Information Statement,” “Background of the Stock Split” and “Description of the Stock Split—Voting Requirements” is incorporated by reference herein.
     (e) Recommendations of Others. The information set forth in the Information Statement under the caption “Recommendation of the Board with Respect to the Stock Split” is incorporated by reference herein.

Item 13. Financial Statements.
     (a) Financial Information. The information set forth in the Information Statement under the caption “Financial Information” and in Annexes F and G to the Information Statement is incorporated by reference herein.
     (b) Pro Forma Information. Not material.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The Company’s Board of Directors directed management to seek the consent of Procuro, Inc., our controlling stockholder, to the Stock Split (as defined in the Information Statement).
     (b) Employees and Corporate Assets. The information set forth in the Information Statement under the captions “Background of the Stock Split,” “Effects of the Stock Split,” “Description of the Stock Split” and “Financing of the Stock Split” is incorporated by reference herein.
Item 15. Additional Information.
     (b) Other Material Information. None.
Item 16. Exhibits.
     (a) Disclosure Materials. The Information Statement filed with the Securities and Exchange Commission concurrently herewith is incorporated by reference herein.
     (b) Loan Agreements. Not applicable.
     (c) Opinions. The opinion of KG Lavine dated September 28, 2007 and filed as Annex A to the Information Statement is incorporated by reference herein.
     (d) Agreements Involving Our Securities. The Letter Agreements by and between Best Dynamic Services Limited (“BDS”) and Joan Sullivan Garrett, the Chairperson of the Board, filed with the Securities Exchange Commission as exhibits to Schedules 13D filed by BDS and Ms. Sullivan Garrett on December 27, 2005 are incorporated by reference herein. The Shareholders Agreement dated April 18, 2007 among Procuro, Inc., Gaelic, LLC, BDS, Excellus Investments Pte, Ltd. and Ms. Sullivan Garrett filed with the Securities Exchange Commission as Exhibit No. 2 to Amendment No. 1 to Schedule 13D on April 23, 2007 is incorporated by reference herein.
     (f) Appraisal Rights. The information set forth in the Information Statement under the caption “Description of the Stock Split—Appraisal Rights” and in Annexes B and E is incorporated herein by reference.
     (g) Written Instructions. Not applicable.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
[Individual Signature Pages of Filing Persons to Follow]

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     On behalf of MedAire, Inc. I acknowledge that MedAire, Inc. is responsible for the adequacy and accuracy of the disclosure in this information statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the information statement and related filings, and that MedAire, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
MEDAIRE, INC.

/s/ Roger D. Sandeen

By:	Roger D. Sandeen

Its:	Chief Financial Officer

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     On behalf of Gaelic, L.L.C. I acknowledge that Gaelic, L.L.C. is responsible for the adequacy and accuracy of the disclosure in this information statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the information statement and related filings, and that Gaelic, L.L.C. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
GAELIC, L.L.C.

/s/ Joan Sullivan Garrett

By:	Joan Sullivan Garrett

Its:	Manager

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     I acknowledge that I am responsible for the adequacy and accuracy of the disclosure in this information statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the information statement and related filings, and that I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Joan Sullivan Garrett

Joan Sullivan Garrett

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     On behalf of Best Dynamic Services Limited I acknowledge that Best Dynamic Services Limited is responsible for the adequacy and accuracy of the disclosure in this information statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the information statement and related filings, and that Best Dynamic Services Limited may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BEST DYNAMIC SERVICES LIMITED

/s/ Laurent Sabourin

By:	Laurent Sabourin

Its:	Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     On behalf of Excellus Investments Pte Ltd. I acknowledge that Excellus Investments Pte Ltd. is responsible for the adequacy and accuracy of the disclosure in this information statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the information statement and related filings, and that Excellus Investments Pte Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EXCELLUS INVESTMENTS PTE LTD.

/s/ Laurent Sabourin

By:	Laurent Sabourin

Its:	Laurent Sabourin

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     I acknowledge that I am responsible for the adequacy and accuracy of the disclosure in this information statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the information statement and related filings, and that I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Laurent Sabourin

Laurent Sabourin

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     I acknowledge that I am responsible for the adequacy and accuracy of the disclosure in this information statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the information statement and related filings, and that I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Arnaud P.A. Vaissie

Arnaud P.A. Vaissie

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     I acknowledge that I am responsible for the adequacy and accuracy of the disclosure in this information statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the information statement and related filings, and that I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Pascal M.G. Rey-Herme

Pascal M.G. Rey-Herme